Mail Stop 0407

      							April 15, 2005

Via U.S. Mail and Fax
Mr. Robert B. Wagner
Chief Financial Officer
XETA Technologies, Inc.
1814 W. Tacoma
Broken Arrow, OK 74012-1406

	RE:	XETA Technologies, Inc.
      Form 10-K for the fiscal year ended October 31, 2004
		Filed January 19, 2005

Form 10-Q for the quarter ended January 31, 2005
		File No. 000-16231

Dear Mr. Wagner:
      We have reviewed your supplemental response letter dated
March
28, 2005 as well as the above referenced filings and have the following comments. As noted in our comment letter dated March 15,
2005, we have limited our review to your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange
Act of 1934.

Form 10-K for the year ended October 31, 2004

Item  7.  Management`s Discussion and Analysis

Application of Critical Accounting Policies

	Goodwill and Other Long-lived Assets, page 19

1. We note your response to comment 2. Describe for us in more detail why you believe that your Installation and National Service Center departments are not considered operating segments under the guidance in paragraph 10 of SFAS 131. In this regard, we note that your chief operating decision maker reviews reports reflecting revenues and cost of goods sold for each department. We also note that your segment measures of profitability are gross margins. In order that we may further evaluate your analysis of operating segments and reporting units, please provide us with an example of all reports that are reviewed by your chief operating decision maker and segment management.

2. We note your response to comment 3. It is still unclear to us why you have allocated debt to each reporting unit in determining the carrying value and fair value of the unit, since your debt appears primarily to represent general corporate debt and was entered into after the acquisitions that generated most of your goodwill balances.
Tell us your basis for the inclusion of debt in your analysis. In addition, tell us how you have determined that the debt relates to the operations of the reporting unit. Is the debt secured by the reporting unit`s assets? Also, tell us whether the debt would be likely to be transferred to a buyer if the unit were sold in the marketplace.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Adam Washecka, Staff Accountant, at (202) 824-5569 or Melissa Hauber,
Senior Staff Accountant, at (202) 942-2858 if you have questions regarding comments on the financial statements and related matters.
Please contact me at (202) 942-1990 if you have any other questions.


							Sincerely,



							Larry Spirgel
							Assistant Director




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Mr. Robert B. Wagner
XETA Technologies, Inc.
April 15, 2005
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